Exhibit 99.d

EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 7/31/2021	Minimum Required Coverage

Pear Tree Funds
Small Cap Fund	$94,563,706	$450,000
Quality Fund	$208,744,964	$600,000
Emerging Markets World Equity Fund	$ 117,560,889	$525,000
Foreign Value Fund	$4,327,927,982	$2,500,000
Foreign Value Small Cap Fund	$1,126,056,284	$1,250,000
International Opportunities Fund	$25,500,424	$300,000